

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

Cary M. Grossman
Chief Financial Officer, Vice President and Director
SLCA I, Inc.
7311 Broadway
Galveston, TX 77554

> **Re:** **SLCA I, Inc.**
> **Amendment No. 1 to Form 10-12g**
> **Filed April 28, 2011**
> **File No. 000-54315**

Dear Mr. Grossman:

We have reviewed your amended filing and response letter each dated April 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form of Acquisition

Prior Blank Check Company Experience, page 5

1. We note the additional disclosure included on pages 4 and 5 regarding blank check company experience of Messrs. Chadwick and Grossman. However, given that Messrs. Chadwick and Grossman will operate SLCA II, Inc. with the same purpose and objectives as that which has been set forth for the company, we reissue our prior comment 6 in part. Please expand your disclosure to discuss the potential conflict of interest in allocating corporate opportunities as they become available and the procedures that management will use to manage and allocate these opportunities. This disclosure should specifically identify SLCA II, Inc. and state that the objectives and management for both companies are the same.

2. We note your statement that management's pecuniary interests may conflict with their fiduciary duties as officers and directors and the interests of other potential investors who

do not become officers or directors. You have not, however, provided a discussion of how such conflicts may arise and the circumstances under which such interests may give rise to conflict. Accordingly, we reissue in part our prior comment 7. Please expand your disclosure to provide a discussion of how management's pecuniary interests as stockholders of the company may conflict with their fiduciary duties and the interests of other potential investors.

3. You have revised your disclosure to discuss how management developed the contacts upon which they will rely to bring target candidates to the company's attention, but you did not describe such business contacts as requested in our prior comment 8. Accordingly, we reissue our comment. Please expand your disclosure stating that your officers and directors will bring to your attention business combination targets they become aware of through business contacts to further describe these business contacts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Josh Westerman, Esq.
     Galante Westerman LLP
     142 East 33rd Street, Suite 6H
     New York, NY 10016